Gemalto: Wavecom offer in doubt
BURSIE0020081010e4aa0030d
488 Words
10 October 2008
10:57 GMT
Boursier.com
French
Copyright 2008 Boursier.com All Rights Reserved
On Monday, with the financial markets in free fall, Gemalto submitted its takeover bid for Wavecom.
On Monday, with the financial markets in free fall, Gemalto submitted its takeover bid for Wavecom. The success of the offer depends on it obtaining 50.01% of shares. The offer values Wavecom at €7, representing a premium of 72% to the closing price of €4.08 on Friday 3 October or of 50% to the weighted average share price over three months. The offer is entirely in cash and would not change Gemalto’s 2009 EBIT guidance.
Gemalto justifies the offer as “a logical extension of the group’s vision of digital security”, particularly in machine-to-machine solutions, in which it regards Wavecom as an “innovative market leader (...) with a clear strategy and a focus on services”.
In an interview on Europe 1, Gemalto CEO Olivier Piou discussed the reasons behind the offer: “Wavecom works in the area of what we call machine-to-machine solutions, i.e. wireless systems that allow machines to communicate with each other or with supervisory systems such as, for example, remote supervision of healthcare monitoring equipment for people being cared for at home, or on-board systems in cars to avoid traffic. We are already involved in this market via integrated SIM cards that allow machines to communicate with each other. This is a business line that we know well (...). In addition to consumers using wireless networks, all of the equipment around us constitutes a growth driver, providing access to the networks that have now been rolled out. We can use these networks to make our day-to-day lives better, more productive and easier.
Gemalto’s offer values Wavecom at €110.6 million. The company is expected to generate 2008 revenues of €144 million, with net income of €1.5 million and net cash of €46 million (at 30 June 2008). Olivier Piou believes that the link-up will create value “as a result of immediate synergies, expansion into new regions and increased capacity for the roll-out of our products and services”.
However, these synergies do not seem to be clear to all those concerned. Wavecom’s Board of Directors believes that “Gemalto’s offer does not offer enough value creation to justify the Board’s support”. Wavecom has therefore turned down Gemalto’s offer. In a previous press release, management described the offer as “hostile” and “at a price that far from reflects the company’s intrinsic value and outlook for growth”.
The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).